                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.1)*


                      EAST TEXAS FINANCIAL SERVICES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    0-24848
-------------------------------------------------------------------------------
                                 (CUSIP Number)


           Richard E. Brophy, Jr., Naman, Howell, Smith & Lee, P.C.,
                  P.O. Box 1470, Waco, TX 76703 (254) 755-4100
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  August 24, 1999
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

CUSIP NO. 0-24848
-------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          William Duncan Vaughan
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

          PF
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
-------------------------------------------------------------------------------
               7   SOLE VOTING POWER
  NUMBER OF
   SHARES                25,000
BENEFICIALLY  -----------------------------------------------------------------
  OWNED BY     8   SHARED VOTING POWER
   EACH
 REPORTING               0
  PERSON      -----------------------------------------------------------------
   WITH        9   SOLE DISPOSITIVE POWER

                         25,000
               ----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                         0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          25,000
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.79%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
CUSIP NO.  0-24848
-------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Earl DeLaine Bellamy
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        PF
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
-------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES              68,000
BENEFICIALLY   ----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING             0
  PERSON       ----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                       68,000
               ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                       0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        68,000
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.88%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
CUSIP NO. 0-24848
-------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Basim Mahmoud Jishi
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        PF
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
-------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               0
BENEFICIALLY   ----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING              10,000
  PERSON       ----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                        0
               ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        10,000
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        10,000
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.72%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
CUSIP NO. 0-24848
-------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Cynthia Sharp Jishi
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        PF
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
-------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               0
BENEFICIALLY   ----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING              10,000
  PERSON       ----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                        0
               ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        10,000
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        10,000
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.72%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
CUSIP NO.  0-24848
-------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Barbara H. Wilson, as Trustee of the Don G. Wilson Annuity Trust
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        PF
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
-------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               14,550
BENEFICIALLY   ----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING              0
  PERSON       ----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                        14,550
               ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        14,550
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.04%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

CUSIP NO. 0-24848
-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Don G. Wilson, as Trustee of the Barbara H. Wilson Annuity Trust
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        PF
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
-------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               14,550
BENEFICIALLY   ----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING              0
  PERSON       ----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                        14,550
               ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        14,550
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.04%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

CUSIP NO. 0-24848
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          ETFS Acquisition Corp. (applied for)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                 0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                          0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D


         The Statement on Schedule 13D with respect to the shares of common stock of East Texas Financial Services, Inc., a Delaware corporation, filed on June 17, 1999 is amended as follows:

Item 4.  Purpose of the Transaction.

         Item 4. Is hereby amended by the addition of the following:

         The Acquiring parties met with management of the Company in June 1999 to discuss the filing of the initial Schedule 13D and the concerns of the Acquiring Parties with respect to the financial performance of the Company. In July 1999 the Acquiring Parties requested a meeting with the Board of Directors to discuss more specifically actions that might be taken to improve the Company's financial performance. This request was rejected.

         On July 27, 1999, William D. Vaughn delivered the letters attached hereto as Exhibit B to James W. Fair, H.H. Richardson, Jr., Charles R. Halstead, Jack W. Flock, Gerald W. Free, Jim M. Vaughn, M. Earl Davis and L. Lee Kidd, the members of the Board of Directors of the Company, requesting a meeting to discuss the Company's financial performance. This request was declined.

         The Acquiring Parties have submitted a proposal (the "Proposal") to the Board of Directors that the Company merge with ETFS Acquisition Co., a corporation owned by the Acquiring Parties ("Purchaser"), in which shareholders of the Company other than Purchaser would receive $16.00 per share. The Proposal is attached as Exhibit C and is incorporated by reference.

         If the Proposal is accepted, the Company will be owned by the Acquiring Parties and it will cease to file reports with the Commission. Each shareholder of the Company, other than Purchaser, will receive $16.00 per share in cash, subject to the terms and conditions of definitive agreements providing for the transactions contemplated by the Proposal.

         By letter dated August, 23, 1999, attached hereto as Exhibit D, William
D. Vaughn has requested that the Company make available for inspection and copying certain corporate records, including a list of shareholders and the identity of beneficial owners of the Company's stock, all correspondence with shareholders, a copy of the Company's Bylaws and copies of all minutes of the meetings of the Board of Directors.

         The Acquiring Parties intend to communicate the terms of the Proposal to certain of the Company's shareholders by letter in the form attached hereto as Exhibit E and to the press by means of a release in the form attached hereof as Exhibit F.

         The Acquiring Parties will continue to review the Company's condition and possible methods by which the Acquiring Parties and, possibly, others may be able to influence the Company's future course of action with the goal of improving the Company's financial results and increasing stockholder value. The Acquiring Parties reserve the right to (i) modify their present intentions and formulate further plans or proposals and (ii) to increase or decrease their respective holdings of Common Stock through open market purchases, privately negotiated transactions or otherwise.


Item 7.  Material to be Filed as Exhibits.

         Exhibit B. Letters dated July 27, 1999 to members of the Board of Directors.

         Exhibit C. Letter to the Board of Directors dated August 23, 1999.

         Exhibit D. Demand for Shareholder list and other corporate documents dated August 23, 1999.

         Exhibit E. Form of Letter to Shareholders.

         Exhibit F. Press Release

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 1999.


                                           /s/ William Duncan Vaughan
                                           ------------------------------------
                                           William Duncan Vaughan

                                           /s/ Earl DeLaine Bellamy
                                           ------------------------------------
                                           Earl DeLaine Bellamy

                                           /s/ Basim Mahmoud Jishi
                                           ------------------------------------
                                           Basim Mahmoud Jishi

                                           /s/ Cynthia Sharp Jishi
                                           ------------------------------------
                                           Cynthia Sharp Jishi

                                           /s/ Barbara H. Wilson
                                           ------------------------------------
                                           Barbara H. Wilson, as Trustee of the
                                           Don G. Wilson Annuity Trust

                                           /s/ Don G. Wilson
                                           ------------------------------------
                                           Don G. Wilson, as Trustee of the
                                           Barbara H. Wilson Annuity Trust

                                           ETFS Acquisition Corp.

                                           By: /s/ William D. Vaughan
                                               --------------------------------
                                               William D. Vaughan, President

                                 EXHIBIT INDEX

EXHIBIT
NUMBER              DESCRIPTION
-------             -----------
   B                Letters dated July 27, 1999 to members of the Board of
                    Directors.

   C                Letter to the Board of Directors dated August 23, 1999.

   D Demand for Shareholder list and other corporate documents dated August 23, 1999.

   E                Form of Letter to Shareholders.

   F                Press Release